EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Notice of Strike or Lockout

Tel Aviv, Israel - February 10, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the immediate report of the Company dated January 23, 2019 regarding the notice of strike or lockout pursuant to the Settlement of Labor Disputes Law, and after the Chairman of the Company's labor union informed the Company's CEO that the employees' representatives intend to take, without limitation, a series of organizational steps and actions relating to the cessation of work in the Company's infrastructure, a supplementary report is hereby submitted that this morning the Company submitted to the Tel Aviv Regional Labor Court a request by a party to a collective dispute and an urgent request for temporary remedies, in which the Court was requested, inter alia, to issue an order to the employees' representatives to refrain from taking such organizational actions.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.